OPERATING AGREEMENT

LADY JUSTICE ALASKA, LLC

A TEXAS LIMITED LIABILITY COMPANY

This OPERATING AGREEMENT (this "Agreement") is made effective as of this 30th day of December, 2023 by and between Lady Justice Alaska, LLC, a Texas limited liability company (the "Company") and the undersigned members of the Company (the "Member").

NOW THEREFORE, in consideration of the promises, covenants, performance, and mutual consideration herein, the parties hereto agree as follows:

ARTICLE 1
FORMATION OF COMPANY

1.1 **Articles of Formation.** This Company is organized pursuant to the Texas Limited Liability Act (the "Act") and pursuant to Articles of Formation filed with the Texas Secretary of State on December 30, 2023. The rights and obligations of the Company and the Member shall be provided in this Agreement.

1.2 **Conflict between the Act and Operating Agreement**. Except as otherwise specifically provided by the Act, the Member desires that this Agreement take precedence and control over any conflicting or contrary provisions in the Act. To the extent this Agreement is silent upon a matter, the Act shall control.

1.3 **Purpose and Powers.** The Company is organized under the Act to transact any and all lawful business, subject to any applicable provisions of law governing such business. The Company shall, to the fullest extent permitted, have all powers of a limited liability company as provided by the Act.

1.4 **Fiscal Year.** The fiscal year of the Company shall commence on January 1st.

1.5 **Duration.** The Company's period of duration shall be perpetual.

1.6 **Registered Agent**. The Registered Agent and/or the Registered Office may be changed from time to time by action of the Member and shall be reported to the Texas Secretary of State as provided by the Act. The Registered Agent may resign as provided by the Act.

1.7 **Principal Place of Business**. The initial principal place of business is 6440 North Central Expressway, Suite 618, Dallas, Texas, 75206 (the "Principal Office"). The Company may have other offices which its business may require.

ARTICLE 2
CAPITAL CONTRIBUTIONS

2. **Contributions, Membership Interest**. The capital contribution to be made by the Member and with which the Company shall begin business and the Member's interest in the Company ("Membership Interest") shall be as follows:

Member Name	Contribution	Membership Interest
James H. Barkley	$2,00.00	50%
David J. Lewis	$0.00	50%

2.1 **Additional Capital Contributions**.   In the event the cash funds of the Company are insufficient to meet its operating expenses or to finance new investments deemed appropriate to the scope and purpose of the Company as determined by the Managers, the Members shall make additional capital contributions, in the proportion of their capital contributions or in different proportions as the Members may mutually agree in writing. The amount of additional capital required by the Company and the period during which such additional capital shall be retained by the Company shall be determined by the Members.

2.2 **Loans.** In lieu of voting on an additional assessment of capital to meet operating expenses or to finance new investments, the Company may, as determined by the Managers, borrow money from one or any of the Managers, Members, or third persons. In the event a loan agreement is negotiated with a Manager or Member, he, she or it shall be entitled to receive interest at a rate and upon such terms to be determined by the Managers, excluding the Manager making said loan, if applicable, and said loan shall be repaid to the Manager or Member, with unpaid interest, if any, as soon as the affairs of the Company will permit. The loan shall be evidenced by a promissory note obligating the assets of the Company. Such interest and repayment of the amounts so loaned are to be entitled to priority of payment over the division and distribution of capital contributions and profit among Members.

ARTICLE 3
MEMBERS' ACCOUNTS; ALLOCATION OF PROFIT AND LOSS; DISTRIBUTIONS

3.1 **Capital Accounts.** A separate capital account shall be maintained for each Member. No Member shall withdraw any part of a Member's capital account, except upon the approval of the Managers. If the capital account of a Member becomes impaired, or if a Member withdraws said capital account with approval of the Managers, such Member's share of subsequent Company profits shall be credited first to its capital account until that account has been restored, before such profits are credited to a Member's income account. If, during the period when a Member's capital account is impaired or a Member has withdrawn funds therefrom as provided in this Agreement, an additional contribution is required of the Members for the purposes specified in Section 2.2, then a Member with such withdrawn or impaired capital account shall be required to contribute its proportionate share of the additional capital contribution and the deficiency then existing in its capital account, so as to return the capital account to the same proportion existing as of the date of the additional contribution. No interest shall be paid on any capital contributions to the Company.

3.2   **Income Accounts.**   A separate income account shall be maintained for each Member. Company deductions and credits shall be charged or credited to the separate income accounts annually unless a Member has no credit balance in its income account, in which event losses shall be charged to its capital account, except as provided in Section 3.1. The profits, losses, gains, deductions, and credits of the Company shall be distributed or charged to the Members as provided in Section 3.3. No interest shall be paid on any credit balance in an income account.

3.3   **Allocations among Members.**   The profits and gains of the Company shall be divided, and the losses, deductions, and credits of the Company shall be borne in the following proportions:

James H. Barkley	50%
David J. Lewis	50%

3.4   **Disproportionate Capital Accounts**.   No interest or additional allocation profits, losses, gains, deductions, and credits shall inure to any Member by reason of its capital account being disproportionately in excess of the capital accounts of the other Members.

3.5   **Distribution of Assets.**

   3.5.1   All distributions of assets of the Company, including cash, shall be made in the same allocations among Members as described in Section 3.3.

   3.5.2   The Managers shall determine, in their sole discretion, whether distributions of assets of the Company should be made to the Members; provided that no distribution of assets may be made to a Member if, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their capital and income accounts, would exceed the fair value of the Company assets.

   3.5.3   A Member has no right to demand and receive any distribution from the Company in any form other than cash.

3.6   **Taxes.** The company shall benefit from its tax deductions before any member may lay claim to them:

ARTICLE 4
RULES RELATING TO THE MEMBERS

4.1   **Admission of New Members**. Additional Members may be admitted upon the written consent of Members representing a majority interest in the Company.

4.2   **Voting of Members**. A Member shall be entitled to one vote on any matter for which Members are required to vote. A Member may vote in person or by proxy at any meeting of Members. All decisions of Members shall be made by a vote of Members representing a majority interest in the Company at a properly called meeting of the Members at which a quorum is present, or by the written consent of Members representing a majority interest in the Company.

4.3   **Meetings of Members.**

    4.3.1   Meetings of Members may be held at such time and place as may be determined by the Managers or the person or persons calling the meeting.

    4.3.2   An annual meeting of the Members shall be held at such time and place as shall be determined by a resolution of the Managers during each fiscal year of the Company. Notwithstanding the foregoing, failure to hold the annual meeting at the designated time shall not work as a forfeiture or dissolution of the Company.

    4.3.3   Special meetings of the Members may be called by: (i) any Manager; or (ii) not less than one-tenth of all of the Members entitled to vote at the meeting.

    4.3.4   Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than 10 days nor more than 50 days before the date of the meeting, either personally or by email, regular mail, by or at the direction of the Managers or any other person calling the meeting, to each Member of record entitled to vote at such meeting. A waiver of notice in writing, signed by the Member before, at, or after the time of the meeting stated in the notice shall be equivalent to the giving of such notice.

    4.3.5   By attending a meeting, a Member waives objection to the lack of notice or defective notice unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. A Member who attends a meeting also waives objection to consideration at such meeting of a particular matter not within the purpose described in the notice unless the Member objects to considering the matter when it is presented.

4.4   **Quorum and Adjournment**. A majority of the Members entitled to vote shall constitute a quorum at the meeting of Members. If a quorum is not represented at any meeting of the Members, such meeting may be adjourned for a period not to exceed 60 days at any one adjournment; provided that if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

4.5   **Action by Members without a Meeting**. Action required or permitted to be taken at a Members' meeting may be taken without a meeting if the action is documented by a written consent describing the action taken and signed by all Members entitled to vote. Action taken by written consent is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date. Written consent of the Members has the same force and effect as a unanimous vote of such Members and may be stated as such in any document.

4.6   **Telephonic Meeting.**   Members may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matter(s) to be voted upon. Participation in a meeting pursuant to this subsection shall constitute presence in person at such meeting.

ARTICLE 5
RULES RELATING TO MANAGERS

5.1   **General Powers.**   Management and the conduct of the business of the Company shall be vested in the manager or managers (the "Managers" or "Board of Managers"). The Managers may adopt resolutions to govern their activities and the manner in which they shall perform their duties to the Company.

5.2   **Qualifications of Managers**.   Managers shall be natural persons 18 years of age or older. A Manager need not be a resident of Texas or have a Membership Interest in the Company.

5.3   **Initial Manager, Number, Election and Term**.

   5.3.1   The initial Managers shall be James Barkley and David J. Lewis. The number of Managers may be increased by a unanimous vote of the Members, but such number shall not be more than three (3). The initial Manager shall hold office until his or her successors have been elected and qualified. Thereafter and unless a Manager is earlier removed or resigned, each Manager elected by the Members shall hold office for a three-year term or until his or her successor has been elected and qualified.

   5.3.2   Managers shall be elected by a vote or consent of the Members at an annual meeting or at a special meeting called for that purpose. Managers shall be elected by a majority vote of the Members.

   5.3.3   Any vacancies occurring in the Board of Managers may be filled by written agreement of a majority of the remaining Managers. A Manager chosen to fill a vacancy shall serve the unexpired term of their respective predecessor in office.

   5.3.4   At a meeting called expressly for the purpose of removing a Manager, the entire Board of Managers or any lesser number of Managers may be removed with or without cause by a vote of the majority of Members then entitled to vote at an election of Managers.

5.4   **Meetings and Voting**.

   5.4.1   Meetings of the Managers may be held at such time and place as the Managers by resolution shall determine.

   5.4.2   Written notice of meetings of the Managers shall be delivered at least 96 hours before the meeting personally, by facsimile, email, or by actual delivery to the Managers within a 96-hour period. A waiver of notice in writing, signed by the Manager requesting the meeting before, at or after the time of the meeting stated in the notice, shall be equivalent to the giving of such notice.

   5.4.3   By attending a meeting, a Manager waives objection to the lack of notice or defective notice unless, at the beginning of the meeting, the Manager objects to the holding of the meeting or the transacting of business at the meeting.

   5.4.4   A majority of the Managers entitled to vote shall constitute a quorum at the meeting.

   5.4.5   All decisions and resolutions of the Managers shall be made by a vote of the Managers representing a majority of the Managers at a properly called meeting of the Managers at which a quorum is present, or by unanimous written consent of the Managers.

5.5   **Duties of Managers.**

   5.5.1   The Managers shall have the duties and responsibilities as described in the Act.

   5.5.2   The Managers, or any one of them as designated by resolution of the Members, shall execute any instruments or documents providing for the acquisition, mortgage or disposition of property of the Company.

5.5.3   The Managers may designate any one of the Managers or delegate an employee or agent to be responsible for the daily and continuing operations of the business affairs of the Company. All decisions affecting the policy and management of the Company, including employment, compensation and discharge of employees, employment of contractors and subcontractors, control and operation of the Company properties (including the improvement, rental, lease, maintenance and all other matters pertaining to the operation of the properties) shall be made by the Managers.

5.5.4   The Managers shall designate one of the Managers who may draw checks upon the bank accounts of the Company and may make, deliver, accept or endorse any commercial paper in connection with the business affairs of the Company.

5.6   Actions Requiring Member Approval.   Notwithstanding any other provision to the contrary, the Managers shall not have the authority to act on behalf of the Company for any of the following transactions without the express authorization of the Members through resolution or written consent:

5.6.1   Enter into any contract, make any expenditures of funds or borrow any funds on behalf of the Company in the aggregate greater than $10,000.00;

5.6.2   Admit any additional Member to the Company;

5.6.3   Sell, transfer, assign, convey, encumber or otherwise dispose of substantially all of the assets of the Company; or

5.6.4   Do any act or fail to do any act which would adversely and materially affect the business of the Company.

In all other actions and transactions, the Managers shall consult with the Members as may be reasonable to ascertain the Members' interests, desires and concerns regarding the Company as may be appropriate under the circumstances, but specific consent shall not be required.

5.7   **Indemnification.**   Managers, employees and agents of the Company shall be entitled to be indemnified by the Company to the extent provided in the Act, and shall be entitled to the advance of expenses, including attorney's fees, in the defense or prosecution of a claim against him or her in the capacity of Manager, employee or agent.

ARTICLE 6
RULES RELATING TO OFFICERS

6.1   **Number.** The officers of the Company shall include a President and a Secretary, both of whom shall be elected by a vote or consent of the Members at the annual meeting or at a special meeting called for that purpose. Officers shall be elected by a majority vote of the Members. The initial Officers shall hold office for a term of one year and until their successors are elected and qualified or until their earlier resignation or removal. Any number of offices may be held by the same person.

6.2   **Other Officers.**   The Members may appoint such other officers as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Members

6.3   **President.** The President shall exercise such duties as customarily pertain to the office of President and shall have general and active management of the property, business and affairs of the Company, subject to the supervision and control of the Members. He or she shall perform such other duties as prescribed from time to time by the Members or this Operating Agreement. Except as the Members shall otherwise authorize, the President shall execute any instruments or documents providing for the acquisition, mortgage or disposition of property of the Company.

6.4   **Secretary.**   The Secretary shall be the Chief Administrative Officer of the Company and shall: (a) cause minutes of all meetings of the Members and Managers to be recorded and kept; (b) cause all notices required by the Operating Agreement or otherwise to be given properly; (c) see that the minute books, records and papers of the Company are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Members.

6.5   **Contracts and Other Documents**.   The President or the Secretary, or such other officer or officers as may from time to time be authorized by the Members or any other committee given specific authority by the Members during the intervals between the meetings of the Members, shall have power to sign and execute on behalf of the Company deeds, conveyances and contracts, and any and all other documents requiring execution by the Company.

6.6   **Delegation of Duties.**   In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Members may delegate to another officer such powers or duties.

6.7   **Resignation and Removal.**   Any officer may resign at any time and any officer of the Company may be removed from office for or without cause by a vote of the majority of Members then entitled to vote.

6.6   **Vacancies.**   The Members shall have power to fill vacancies occurring in any office.


ARTICLE 7
BOOKS


7.1   **Location of Records.**   The Company records shall be maintained at the Principal Office of the Company or at such other place as the Managers by vote or consent shall designate.

7.2   **Access to Records and Accounting**.   Each Member shall at all times have access to the books and records of the Company for inspection and copying. Each Member shall also be entitled to:

7.2.1   Obtain from the Managers upon reasonable demand for any purpose such information that is reasonably related to the Member's Membership Interest;

7.2.2   Have true and full information regarding the state of the business and financial condition and any other information regarding the affairs of the Company;

7.2.3   Have a copy of the company's federal, state and local income tax returns for each year promptly after they are filed with the Internal Revenue Service and required states; and

7.2.4   Have a formal accounting of Company affairs whenever circumstances render such accounting just and reasonable.

7.3   **Accounting Rules.**   The books shall be maintained on a cash basis. Distributions to income accounts shall be made annually. The books shall be closed and balanced at the end of each calendar year and, if an audit is determined to be necessary by vote or consent of the

Managers, it shall be made as of the closing date. The Managers may authorize the preparation of year-end profit-and-loss statements, balance sheet and tax returns by a public accountant.

ARTICLE 8
DISSOLUTION

8.1   **Causes of Dissolution.**   The Company shall be dissolved upon the occurrence of any of the following events:

8.1.1   A unanimous written agreement of all Members; or

8.1.2   As otherwise provided by the Act, provided, however, that the Company shall not be dissolved upon death, resignation, expulsion, or dissolution of a Member.

8.2   **Distribution of Assets Upon Dissolution**.   In the event of dissolution of the Company, the Managers shall proceed with reasonable promptness to sell the real and personal property owned by the Company and to liquidate the business of the Company. Upon dissolution, the assets of the Company business shall be distributed in the following order:

8.2.1   Any liabilities and liquidating expenses of the Company shall first be paid;

8.2.2 The reasonable compensation and expenses of the Managers in liquidation shall

next be paid; and

8.2.3   The amount then remaining shall be divided among the Members in accordance with the statutory scheme for distribution and liquidation of the Company under the Act.

8.3   **Expulsion**.   A Member shall be expelled from the Company if (I) a Member violates any of the provisions of this Agreement; (ii) a Member's Membership Interest becomes subject to a charging order or tax lien, that is not dismissed or resolved to the satisfaction of the Managers within 30 days after assessment or attachment, or (iii) a Member files a petition in bankruptcy (or an involuntary petition in bankruptcy is filed against the Member and the petition is not dismissed within 60 days) or makes an assignment for the benefit of creditors or enters into any agreement for compounding its debts other than by the payment of them in the full amount thereof, or is otherwise regarded as insolvent under any Texas insolvency act. A written notice of expulsion shall be given to such Member either by serving the same by personal delivery or by certified mail return receipt requested to his last known place of residence (or, if a Member is an entity, to its principal place of business), as shown on the books of the Company. As of the Effective Date (defined below), the expelled Member shall have no further rights as a Member, except to receive the amounts to which it is entitled to under Section 8.6.

8.4   **Death or Dissolution.**   The Company shall purchase the Membership Interest of the deceased or dissolved Member as provided in Section 8.6.

8.5   **Resignation.**   A Member shall have the right, at any time, to resign as a Member of the Company by giving a 3 months' written notice to the Company at the Company's Principal Office. Upon giving the notice of its intention to resign, such Member shall be entitled to have its Membership Interest purchased as provided in Section 8.6.

8.6   **Purchase of Withdrawn Member's Membership Interest.**

8.6.1   The purchase price of the expelled, deceased, dissolved or resigned Member's ("Withdrawn Member") Membership Interest shall be determined by an independent accountant and shall be equal to the Withdrawn Member's capital account plus its income account as of the Effective Date (defined below).

8.6.2   The "Effective Date" shall be the date personal notice is received, or the date the certified mail is postmarked, in case of an expelled Member; the date of death of a deceased Member or the date the articles of dissolution are filed in case of a dissolved Member; or the date the notice to resign is delivered to the Principal Office of the Company in case of a resigned Member.

ARTICLE 9
SALE OF A MEMBER'S INTEREST

9.1   **Provisions Restricting Sale of Membership Interest.**   In the event that a Member desires to sell, transfer, grant, assign, convey or otherwise transfer its Membership Interest and has obtained a bona fide offer for the sale of the Membership Interest made by a third party, such Member shall first offer its Membership Interest to the other Members at the same price and on the same terms as those offered by a third party, and each of the other Members shall have the first right to purchase a proportionate share of the selling Member's Membership Interest. If any Member does not desire to purchase the Membership Interest on such terms or at such price and the entire Membership Interest is not purchased by the other Members, no other Member may purchase any part of the Membership Interest, and the selling Member may then sell, transfer, grant, assign, convey or otherwise transfer its entire Membership Interest to the person making the bona fide offer at the price offered. The intent of this provision is to require the entire Membership Interest of a Member be sold intact, without fractionalization. A purchaser of a Membership Interest shall not become a Member without the unanimous consent of the non-selling Members but shall be entitled to receive the share of profits, gains, losses, deductions, credits and distributions to which the selling Member would be entitled.

ARTICLE 10
MEMBERS' COVENANTS

10.1   **Members' Personal Debts.**   In order to protect the property and assets of the Company from any claim against any Member for personal debts owned by such Member, each Member shall promptly pay all its debts and shall indemnify the Company from any claim that might be made to the detriment of the Company by any personal debt of such Member.

10.2   **Alienation of Membership Interest; Best Interests of the Company.**   No Member shall, except as provided in Article 8, sell, transfer, grant, assign, convey or otherwise transfer or encumber its Membership Interest or do any act detrimental to the best interests of the Company.

ARTICLE 11
ARBITRATION

11.1   Disputes to be Resolved by Arbitration.   All disputes between the parties, their successors and assigns, arising under this Agreement, which the parties are unable to resolve within 20 days, shall first be referred for resolution to the respective chairman of the board (or authorized representative of all the managers if a party is a limited liability company), and/or the president (or general manager if a party is a limited liability company) of each party after a written request by either party.

If the referral to the chairman or president is unsuccessful in resolving the dispute within

30 days or such other period as the parties may mutually agree, then either party may refer the dispute, controversy or claim for mediation or conciliation by a mediator/conciliator mutually agreed to by the parties within 15 days after a written request by either party.

If the mediation or conciliation is unsuccessful in resolving the dispute within 30 days or such extended period as the parties may mutually agree, then either party may at any time thereafter refer the dispute, controversy or claim for settlement by arbitration by written demand of any party. To demand arbitration, any party (the "Demanding Party") shall give written notice to the other party (the "Responding Party"). Such notice shall specify the nature of the issues in dispute, the monetary amount involved, and the remedy requested. Within 20 days, of the receipt of the notice, the Responding Party shall answer the demand in writing, specifying the issues that party disputes. Unless the parties mutually agree on one arbitrator, each party shall select one qualified arbitrator within 10 days of the Responding Party's answer. Each of the arbitrators shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrators so chosen shall select a neutral arbitrator within 10 days of their selection.   If the named arbitrators cannot agree on a neutral arbitrator, the arbitrators shall make application to any court of competent jurisdiction in the State of Texas, with a copy to both parties, requesting the court to select and appoint the third arbitrator. The court's decision shall be final and binding on the parties. If either party does not name an arbitrator, the arbitrator named by the other party shall serve as the sole arbitrator. Immediately upon appointment of the third arbitrator, each party shall present in writing to the panel of three arbitrators (with copy to the other party) their statement of the issues in dispute. Any questions of whether a dispute should be arbitrated under this Section shall be decided by the arbitrators. The arbitrators, as soon as possible, but not more than 30 days after their appointment, shall meet in Denver, Texas, at a time and place reasonably convenient for the parties after giving each party at least 15 days' notice. The arbitration hearing shall be conducted in accordance with the Texas Uniform Arbitration Act in accordance with the Commercial Arbitration Rules of the American Arbitration Association, as amended. In the event of conflict between the provisions of this Agreement and the provisions of commercial arbitration rules and procedures, the provisions of this Agreement shall prevail. The failure of a party to appear at the hearing shall not operate as a default. Actions of the arbitrators shall be by majority vote. After hearing the parties regarding the matter or matters in dispute, taking such evidence and making such other investigation as justice requires and as the arbitrators deem necessary, they shall decide all issues submitted to them within 15 business days thereafter and serve a written and signed copy of the award upon each party. Such award shall be final and binding on the parties, and confirmation thereon may be applied for in any court of competent jurisdiction by any party. If the parties settle the dispute in the course of the arbitration, such settlement shall be approved by the arbitrator on the request of either party and become the award. Fees and expenses of the arbitration shall be shared equally by the parties. Each party shall bear its own attorney's fees.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.1   **Entire Agreement, Successors, Assigns.** This Agreement contains the entire understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter thereof. This Agreement shall be binding upon the parties and their successors and assigns.

12.2   **Modification, Waiver.**   There shall be no modification, amendment, change or alteration of this Agreement which shall be recognized as valid and binding on the parties hereto unless the same shall be reflected in a written instrument executed by all the Members. No Member shall be construed to have waived any of its rights or interests in the Company due to a failure to assert a claim it has a right to make.

12.3   **Severability.**   The provisions of this Agreement are severable and separate, and if one or more is voidable or void by statute or rule of law, the remaining provisions shall be severed therefrom and shall remain in full force and effect.

12.4   **Governing Law.**   This Agreement and its terms are to be construed according to the laws of the State of Texas, except for conflict of laws and insofar as it may become necessary to comply with federal statutes, rules or regulations.

12.5   **Headings.**   The headings in this Agreement are inserted only for convenience and shall not control or affect the meaning or construction thereof.

12.6   **Gender.**   The singular shall include the plural, and the plural shall include the singular whenever the context so requires, and the masculine, the feminine and the neutral genders shall be mutually inclusive.

Executed as of the date first above written.

MEMBERS



X _____
DAVID J. LEWIS

  Managing Member



X _____
JAMES H. BARKLEY

  Managing Member